Exhibit 3.11
CERTIFICATE OF FORMATION
OF
MPT OF SHERMAN OAKS, LLC
To the Delaware Secretary of State:
The Certificate of Formation of MPT of Sherman Oaks, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act as the same is set forth in the Delaware Code § 18-101 et seq.
1. The name of the Company is:
MPT of Sherman Oaks, LLC
2. The address of the registered office of the Company in Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware 19904. The Company’s registered agent at that address is National Registered Agents, Inc.
IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation, which shall become effective upon filing with the Office of the Delaware Secretary of State, to be duly executed as of the 22nd day of November, 2005.

/s/ Amanda D. Groce
Amanda D. Groce
Authorized Person